SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 3)*

Remark Media, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

75954W107

(CUSIP Number)

405 Lexington Avenue, 32F

New York, New York 10174

Attention: Scott Booth

Telephone: (212) 984-2340

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 9, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

Page 1 of 6 Pages

CUSIP No.: 75954W107

PERSON WITH
1.	NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Scott Booth

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF, AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7.	SOLE VOTING POWER - 61,285
NUMBER OF
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER - 414,621
OWNED BY
EACH
REPORTING	9.	SOLE DISPOSITIVE POWER - 61,285
PERSON
WITH
	10.	SHARED DISPOSITIVE POWER - 414,621

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

475,906
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%
14.	TYPE OF REPORTING PERSON

IN

Page 2 of 6 Pages

CUSIP No.: 75954W107

PERSON WITH
1.	NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Eastern Advisors Capital Group, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER - 0
NUMBER OF
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER - 414,621
OWNED BY
EACH
REPORTING	9.	SOLE DISPOSITIVE POWER - 0
PERSON
WITH
	10.	SHARED DISPOSITIVE POWER - 414,621

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

414,621
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%
14.	TYPE OF REPORTING PERSON*

OO

Page 3 of 6 Pages

CUSIP No.: 75954W107

PERSON WITH
1.	NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Eastern Advisors Capital, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7.	SOLE VOTING POWER - 0
NUMBER OF
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER - 414,621
OWNED BY
EACH
REPORTING	9.	SOLE DISPOSITIVE POWER - 0
PERSON
WITH
	10.	SHARED DISPOSITIVE POWER - 414,621

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

414,621
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%
14.	TYPE OF REPORTING PERSON*

CO

Page 4 of 6 Pages

EXPLANATORY NOTE

The Reporting Persons filed an initial Schedule 13D with respect to the Issuer on February 14, 2012 (the “Original 13D”). Item 5 of the Original 13D (as previously amended) is hereby amended and restated in its entirety, as follows:

ITEM 5. Interest in Securities of the Issuer.

(a) As of October 11, 2013, the date of filing of this Schedule 13D/A, the Fund directly owns 414,621 shares of Common Stock, representing 5.7% of all of the Issuer’s outstanding Common Stock. Eastern Advisors and Mr. Booth may each be deemed to beneficially own the shares of Common Stock directly owned by the Fund. Each disclaims beneficial ownership of such shares. Separately, Mr. Booth directly owns 61,285 shares of Common Stock, representing 0.8% of all of the Issuer’s outstanding Common Stock. The foregoing is based on 7,298,200 shares of Common Stock outstanding as of September 13, 2013, as reported on the Issuer’s Schedule 14A filed with the SEC on October 1, 2013.

(b) The Reporting Persons have shared power (with each other and not with any third party), to vote or direct the vote of and to dispose or direct the disposition of the 414,621 shares of Common Stock directly owned by the Fund. Mr. Booth has sole power to vote or direct the vote of and to dispose or direct the disposition of the 61,285 shares of Common Stock directly owned by Mr. Booth.

(c) The Reporting Persons did not effect any transactions in the Common Stock since the filing of Amendment No. 2 to the Original 13D, other than as follows (all of which were effected by the Fund, in the open market):

Transaction Type	Transaction Date	Qty	Trade Price

Sell	25-Sep-13	(6,800)	$3.99
Sell	26-Sep-13	(306)	$4.00
Sell	27-Sep-13	(10,394)	$3.98
Sell	30-Sep-13	(8,500)	$3.81
Sell	1-Oct-13	(1,000)	$3.88
Sell	2-Oct-13	(6,700)	$3.82
Sell	3-Oct-13	(14,300)	$3.71
Sell	4-Oct-13	(430)	$3.73
Sell	8-Oct-13	(16,930)	$3.69
Sell	9-Oct-13	(16,000)	$3.63

(d) Not applicable.

(e) Not applicable.

Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: October 11, 2013

SCOTT BOOTH

EASTERN ADVISORS CAPITAL GROUP, LLC

EASTERN ADVISORS CAPITAL, LTD.

By:  /s/ Scott Booth

Scott Booth, for himself and as

Senior Managing Member of Eastern

Advisors (for itself and on behalf of

the Fund)

Page 6 of 6 Pages